AVINO SILVER & GOLD MINES LTD.
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004

The following discussion and analysis of the operations, results and financial position of the Company for the quarter ended July 31, 2004 should be read in conjunction with the July 31, 2004 Financial Statements and the notes thereto. The effective date of this report is September 27, 2004.

Forward Looking Statements

Except for historical information, the Management’s Discussion and Analysis (“MD&A”) may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall performance

Cia Minera - Agreement to increase holding to 100%

Presently the Company holds a 49% equity interest and several other venders own the remaining 51%. In the previous quarter, the 51% shareholder group entered into a Letter of Intent with Avino committing to sell their interest to Avino subject to certain terms and conditions.

Under the terms of the letter of Intend dated November 3, 2003, the vendors agreed to sell to Avino their 51% interest in Cia Minera in consideration for 4,000,000 common shares in Avino. During the quarter Avino completed their due diligence, including an audit of Cia Minera and an independent technical report supporting the transaction, which. Since, to the Company’s knowledge, none of the vendors act jointly or in concert or as a group, there will be no change in the effective control of the Company as a result of this transaction. At the date of this report, the Company has received preliminary approval from the TSX Venture Exchange of this transaction. In addition, Brian A. Slim, MBA P. Eng. of MineStart Resources Ltd. obtained additional extensive samples that are being researched and compiled for a technical report, which will be forwarded to the TSX Venture Exchange for their acceptance.

Cia Minera leases 4 of its core mineral claims in consideration for royalties. The lessor has filed a legal law suit, claiming that royalties in the amount of Cdn $3,770,000 are owing to him. Cia Minera has accrued Cdn $807,000 and has paid an additional Cdn $244,000 into trust on account of the royalties owing for past mineral production. Cia Minera holds the position that it has fully provided for the royalty liability in its accounts. Avino has been in discussions with the lessor to settle for 25% on the dollar based on the fact that the Mine has not operated since shut down in 2001 and it may not re-open if a settlement is not reached.

Olympic-Kelvin property drilling program completed

The Company completed a 4 hole Diamond Drill program on it’s Olympic-Kelvin Property. The program centered on the Margarita Zone.

The three holes drilled to test the Margarita Zone 04-0k-01, 04-0k-03 did not reach their target depths. These holes were lost at 57.6 metres, 15.1 metres and 61.0 metres. Before 04-0k-03 was lost it encountered a parallel zone approximately 30 metres Southwest of the Margarita Zone. The new zone assayed 4.32 grams per ton over a 2.8 metre intersection. The New Zone adds significantly to the exploration potential of the property.

AVINO SILVER & GOLD MINES LTD.
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004

The Company believes it may be possible to drill the Margarita Zone from the opposite direction off the Gray Rock Road and is planning further drilling.

A fourth hole, 04-0k-04, was drilled 154 metres under the Enigma Zone. This hole returned highly anomalous gold values to 0.38 grams per tonne. Detailed geological mapping and geochemical sampling has been recommended.

Results from a previous trenching and drilling program for DDH Hole OLY 88-4 returned 24g/t gold over 0.85 meters ( 0.773 OPT over 2.8’ ) within a much wider intersection of 8.2 g/t over 3.48 metres ( 0.264 OPT over 11.48’ ). The true width of this zone is estimated to be 1.47 meters. Seventy-five metres to the Northwest, DDH OLY 88-6 returned 4.26 g/t Au over 1.30 metres
(0.137 OPT over 4.4’ ).

With the current exploration program and with positive results and the re-opening of Bralorne Pioneer Gold Mines materials may then be shipped for processing to the Mill.

Results of Operations

Three months ended July 31, 2004 (“Q2-2005”) compared with the three months ended July 31, 2003 (“Q2-2004”).

Head office-general and administrative expenses

General and administrative expenses totaled approximately $140,000 for Q2-2005 compared with approximately $ 65,000 for Q2-2004, an increase of $75,000. The largest individual expense increase for the current quarter is due to the recognition of stock based compensation for options to employees effective January 1, 2004 in accordance with changes adopted to Canadian generally accepted accounting principles. (Q2-2005: $30,578, Q2-2004: Nil). The remaining increase of approximately $45,000 is due to increases in management and consulting fees, office overhead, regulatory and compliance costs, shareholder and investor relations and travel associated with the increased corporate activity in the current period.

Loss for the period

Loss for the three months ended July 31, 2004 was $210,460 compared with a loss of $ 64,596 for the three months ended July 31, 2003. The higher administrative expenses in Q2-2005 as discussed above accounted for approximately $65,000 of the increase. An additional $76,688 was incurred in Q2-2005 (Q2-2004: Nil) with respect to due diligence work on the proposed acquisition of the remaining 51% interest in Cia Minera.

AVINO SILVER & GOLD MINES LTD.
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2004

Six months ended July 31, 2004 (“YTD-2005”) compared with the six months ended July 31, 2003 (“YTD-2004”).

Head office-general and administrative expenses

General and administrative expenses totaled approximately $262,000 for YTD-2005 compared with approximately $109,000 for YTD-2004, an increase of approximately $153,000. The largest individual expense increase for the current quarter is due to the recognition of stock based compensation for options to employees effective January 1, 2004 in accordance with changes adopted to Canadian generally accepted accounting principles. (YTD-2005: $61,156, YTD-2004: Nil). The remaining increase of approximately $92,000 is due to increases in management and consulting fees, office overhead, regulatory and compliance costs, shareholder and investor relations and travel associated with the increased corporate activity in the current period.

Loss for the period

Loss for the six months ended July 31, 2004 was $406,467 compared with a loss of $109,384 for the six months ended July 31, 2003, for an increase of approximately $297,000. Higher administrative expenses in YTD-2005 as discussed above accounted for approximately $153,000 of the increase. An additional $163,099 was incurred in YTD-2005 (YTD-2004: Nil) with respect to due diligence work on the proposed acquisition of the remaining 51% interest in Cia Minera. Offsetting the above additional expenses was increased interest income of approximately $18,000 in YTD-2005 due to the increased cash balance on hand.

Summary of Quarterly Results

	2004	2004	2004	2003	2003	2003	2003	2002
Period ended	Jul 31 Q2	Apr.30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3
Total Revenue	-	-	-	-	-	-	-	-
Income (loss) before extra-ordinary items	$(210,460)	$(196,007)	$(158,226)	$(176,527)	$(64,596)	$(37,166)	$(34,499)	$(63,435)
Basic loss per Share	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.01)
Net Income (loss)	$(210,460)	$(196,007)	$(158,226)	$(176,527)	$(64,596)	$(37,166)	$(34,499)	$(63,435)
Basic loss per Share	$(0.02)	$(0.02)	(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.01)

Loss before extraordinary items has trended generally higher over the most recent eight quarters. This is a result of direct due diligence costs pertaining to the Cia Minera buy-out, as well as indirect management and overhead expenses attributable to the related higher lever of corporate activity.

Liquidity and Capital Resources

The Company has expended approximately $62,000 in YTD 2004 on a drilling program on the Olympic-Kelvin property. New equity raised by the issue of share capital was $423,590 in YTD 2004. There is approximately $2,954,000 of cash on hand at July 31, 2004.

Total working capital at July 31, 2004 is approximately $2,578,000, compared with working capital of approximately $2,561,000 at January 31, 2004.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties, and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera the Company may be required to raise new equity capital in the future.

There is no assurance that the Company will be successful in raising new equity capital.

The Company has no standby line of credit or other outside debt facility available to it.

There have been no material changes in the company’s contractual obligations since its latest fiscal year end, January 31, 2004.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

Transactions with related parties

Refer to Note 4 to the accompanying financial statements at July 31, 2004.

Changes in Accounting Policies

None

Outstanding Share Data

At July 31, 2004 there were 10,508,775 issued common shares.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.58	October 23, 2005	80,000
$1.20	October 21, 2008	398,000
		478,000

The following is an analysis of outstanding warrants:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$0.52	August 14, 2005	323,000
$1.58	December 19, 2005	2,115,250
		2,438,250

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.